Exhibit 99.1

Sundance Energy Australia Limited Provides Operations Update

DENVER, CO June 28, 2017 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, reported initial production rates on its four operated  Eagle Ford wells that have begun production in the second quarter.

		SEA	SEA Net	Completed		Peak 24-
		Working	Revenue	Lateral		Hour	30-Day	60-Day
Well Name	County	Interest	Interest	Length	% Oil	(boe/d)	(boe/d)	(boe/d)
Peeler EFS 11HD	Atascosa	100%	75%	9050’	92%	1,059	764	760
Woodward EFS 4HB	McMullen	100%	85%*	7630’	60%	1,348	954	n/a
Red Ranch EFS 32HC	Dimmit	100%	75%	7340’	80%	1,131	822	n/a
Shook EFS 11HU	Dimmit	100%	70%	7400’	75%	742	610	n/a

*85% until payout and then 80%

Grace Ford, COO, commented “we are very pleased with early results from our 2017 development program.  Our generation 5 completion design which focuses on perforation proficiency is generating higher initial production rates which we believe will translate to higher ultimate recoveries and better economics.  In addition to higher production rates, the two new Dimmit wells we brought online saw first oil approximately 30 days earlier than previous wells.  While we have seen some delays caused by tightening in the onshore US service market, so far we have been able to offset these minor delays with improved well results.”

The Company recently acquired approximately 3,200 net acres in its core McMullen area for $5.8 million adding approximately 21 gross (19 net) lower-lower Eagle Ford (“LLEF”) locations and 17 gross (16 net) upper-lower Eagle Ford (“ULEF”) locations.  The new additions bring the Company’s McMullen area LLEF inventory to 128 gross (107 net) remaining locations and its ULEF inventory to 149 gross (126 net) remaining locations.  Approximately 17 of these new locations are considered to be proved reserves adding approximately 6.5 mmboe to our proved reserve base.  To fund the lease acquisitions we have deferred drilling one well.

Eric McCrady, CEO, commented “we are very excited to build our McMullen area drilling inventory with these lease additions in our core project area which are contiguous with our existing acreage position.  At an average price of ~$1,900 per acre we have replaced the locations we are drilling as part of our 2017 development program and extended our inventory.  We anticipate the proved component of these leases will add over $40 million to our proved PV10 based on 1 June 2017 NYMEX strip oil prices.”

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.